UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Glenfarne Merger Corp.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

378579 106

(CUSIP Number)

Brendan Duval, Chief Executive Officer

Glenfarne Merger Corp.

292 Madison Avenue, 19th Floor

New York, NY 10017

(212) 500-5454

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 23, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 378579 106	SCHEDULE 13D	Page 1 of 7 Pages

1	NAME OF REPORTING PERSONS Glenfarne Sponsor, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,911,250
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 7,911,250
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,911,250
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 24.0%
14	TYPE OF REPORTING PERSON OO

(1)	Consists of (i) 7,101,250 shares of the Issuer’s Class B common stock, $0.0001 par value (“Class B Common Stock”), which are automatically convertible into shares of the Issuer’s Class A common stock, $0.0001 par value (“Class A Common Stock”) at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-253206), including 937,500 shares that are subject to forfeiture as described in such registration statement, and (ii) 810,000 shares of the Issuer’s Class A Common Stock underlying units (each unit consisting of one share of Class A Common Stock and one-third of one warrant to purchase of one share of Class A Common Stock), acquired pursuant to a Private Placement Units Purchase Agreement by and between the Reporting Person and the Issuer. These securities are held directly by Glenfarne Sponsor, LLC (the “Sponsor”) and indirectly by Brendan Duval, who indirectly controls the Sponsor and serves as the Chief Executive Officer and a director of the Issuer. Certain of the Issuer’s other officers and directors hold economic interests in the Sponsor and pecuniary interests in certain of the securities held by the Sponsor. Each of Mr. Duval and such other officers and directors disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

CUSIP No. 378579 106	SCHEDULE 13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS Brendan Duval
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,911,250
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 7,911,250
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,911,250
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 24.0%
14	TYPE OF REPORTING PERSON IN

(1)	Consists of (i) 7,101,250 shares of the Issuer’s Class B Common Stock, which are automatically convertible into shares of the Issuer’s Class A Common Stock at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-253206), including 937,500 shares that are subject to forfeiture as described in such registration statement, and (ii) 810,000 shares of the Issuer’s Class A Common Stock underlying units (each unit consisting of one share of Class A Common Stock and one-third of one warrant to purchase of one share of Class A Common Stock), acquired pursuant to a Private Placement Units Purchase Agreement by and between the Reporting Person and the Issuer. These securities are held directly by the Sponsor and indirectly by Brendan Duval, who indirectly controls the Sponsor and serves as the Chief Executive Officer and a director of the Issuer. Certain of the Issuer’s other officers and directors hold economic interests in the Sponsor and pecuniary interests in certain of the securities held by the Sponsor. Each of Mr. Duval and such other officers and directors disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

CUSIP No. 378579 106	SCHEDULE 13D	Page 3 of 7 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of Glenfarne Merger Corp., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 292 Madison Avenue, 19th Floor, New York, NY 10017.

Item 2.	Identity and Background.

(a)	This Schedule 13D is filed by Glenfarne Sponsor, LLC (the “Sponsor”) and Brendan Duval (together, the “Reporting Persons”).

(b)	The principal business address of the Reporting Persons is 292 Madison Avenue, 19th Floor, New York, NY 10017.

(c)	The Sponsor’s primary business is to act as the Issuer’s sponsor in connection with the Issuer’s initial public offering (the “IPO”). Mr. Duval is the Chief Executive Officer of the managing member of the Sponsor and the Chief Executive Officer and a director of the Issuer.

(d)	During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

(f)	The Sponsor is a Delaware limited liability company. Mr. Duval is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

Funds for the purchase of securities reported herein were derived from available working capital of the Sponsor. The Sponsor paid the Issuer $25,000 for the Founder Shares (as defined in Item 4) and $8,100,000 for the Private Placement Units (as defined in Item 4).

Item 4.	Purpose of Transaction.

Founder Shares

Pursuant to the terms of the Subscription Agreement for Founder Shares, dated July 22, 2020 (the “Founder Shares Subscription Agreement”), between the Sponsor and the Issuer, the Sponsor purchased 8,625,000 shares (“Founder Shares”) of Class B common stock, par value $0.0001 per share (“Class B Common Stock” and together with the Class A Common Stock, the “Common Stock”), of the Issuer for an aggregate purchase price of $25,000 in cash, or approximately $0.003 per share. In January 2021, the Sponsor forfeited 1,437,500 founder shares for no consideration, resulting in the sponsor owning 7,187,500 founder shares. The Sponsor subsequently transferred 28,750 Founder Shares to each of the Issuer’s three independent director nominees, such that the Sponsor owned 7,101,250 Founder Shares. Up to 937,500 of the Founder Shares owned by the Sponsor are subject to forfeiture depending on the extent to which the over-allotment option granted by the Issuer to the underwriters of the IPO is exercised.

The shares of Class B Common Stock will automatically convert into shares of Class A Common Stock at the time of the Issuer’s initial Business Combination (as defined below), or earlier at the option of the holder, on a one-for-one basis, subject to adjustment as set forth in the Issuer’s Registration Statement on Form S-1 (File No. 333-253206) (the “Registration Statement”) filed with the SEC in connection with the IPO.

CUSIP No. 378579 106	SCHEDULE 13D	Page 4 of 7 Pages

Private Placement Units

On March 23, 2021, the Issuer completed the IPO of 25,000,000 units (“Units”). Each Unit consists of one share of Class A Common Stock and one-third of one redeemable warrant (“Warrants”), each whole Warrant entitling the holder thereof to purchase one share of Class A Common Stock at an exercise price of $11.50 per share, subject to adjustment. Simultaneously with the consummation of the IPO, pursuant to the Private Placement Units Purchase Agreement, dated as of March 18, 2021 (the “Private Placement Units Purchase Agreement”), between the Sponsor and the Issuer, the Sponsor purchased 810,000 units (“Private Placement Units”) for an aggregate price of $8,100,000 in a private placement.

Each Private Unit consists of one share of Class A Common Stock and one-third of one warrant (“Private Warrants”, and together with the Public Warrants, the “Warrants”), each whole Private Warrant entitling the holder to purchase one share of Class A Common Stock at an exercise price of $11.50 per share. The Private Placement Units are identical to the Units, except that if held by the initial purchasers or any of their permitted transferees, the Private Warrants (i) may be exercised on a cashless basis and (ii) are not subject to redemption. If the Private Placement Units are held by holders other than the initial purchasers or their permitted transferees, then the Private Warrants will be redeemable by the Issuer and exercisable by the holders on the same basis as the Public Warrants. In addition, the Private Placement Units (and the securities underlying the Private Placement Units) will, subject to certain limited exceptions, be subject to transfer restrictions until after the completion of the Issuer’s initial Business Combination (as defined below).

Working Capital Loans

The Reporting Person or the Issuer’s officers, directors or initial stockholders, or their respective affiliates, may, but are not obligated to, loan the Issuer funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion. Each loan would be evidenced by a promissory note. The notes would either be paid upon consummation of the Issuer’s initial Business Combination, without interest, or, at the holder’s discretion, up to $1,500,000 of the notes may be converted into units at a price of $10.00 per unit (“Working Capital Units”). The Working Capital Units, if any, would be identical to the Private Placement Units. The terms of such loans, if any, have not been determined.

Warrant Agreement

The Warrants are governed by the terms of the Warrant Agreement, dated as of March 18, 2021 (the “Warrant Agreement”), between the Issuer and Continental Stock Transfer & Trust Company (“Continental”), as warrant agent. Each Warrant entitles the registered holder to purchase one share of Class A Common Stock at a price of $11.50 per share, subject to adjustment as described therein, at any time commencing on the later of: (i) 30 days after the consummation by the Issuer of a merger, capital stock exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities (“Business Combination”), or (ii) March 23, 2022, and terminating at 5:00 p.m., New York City time on the earlier to occur of: (x) five years from the consummation of a Business Combination, (y) the date the Issuer elects to redeem all Warrants subject to redemption and (z) the liquidation of the Issuer.

Registration Rights

Pursuant to the Registration Rights Agreement, dated as of March 18, 2021 (the “Registration Rights Agreement”), among the Issuer, the Sponsor and certain other securityholders, the holders of the Founder Shares, the Private Placement Units (and underlying securities) and any Working Capital Units (and underlying securities), including any warrants, shares of capital stock or other securities of the Issuer issued as a dividend or other distribution with respect to or in exchange for or in replacement of such securities (collectively, the “Registrable Securities”), including the Sponsor, are entitled to make up to three demands that the Issuer register such securities. In addition, the holders of the Registrable Securities, including the Sponsor, have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Issuer’s consummation of a Business Combination.

CUSIP No. 378579 106	SCHEDULE 13D	Page 5 of 7 Pages

Letter Agreements

On March 18, 2021, the Issuer entered into letter agreements (the “Letter Agreements”) with the Reporting Person and the other parties thereto (collectively, the “Insiders”).

Under the Letter Agreements, among other matters, the Insiders agreed with the Issuer:

(i)	that they will not propose, or vote in favor of, any amendment to the Issuer’s amended and restated certificate of incorporation (“Certificate of Incorporation”) (A) to modify the substance or timing of the Issuer’s obligations with respect to conversion rights as described in the Registration Statement or (B) with respect to any other provision relating to stockholders’ rights or pre-initial Business Combination activity, unless the Issuer provides public stockholders with the opportunity to convert their shares upon the approval of any such amendment;

(ii)	that if the Issuer solicits approval of its stockholders of a Business Combination, the Insiders will vote all shares of Common Stock beneficially owned by them, whether acquired before, in, or after the IPO, in favor of such Business Combination; and

(iii)	to waive any right to exercise redemption rights with respect to any shares of Common Stock owned or to be owned by them, directly or indirectly (or to sell such shares to the Issuer in a tender offer), whether acquired before, in or after the IPO, and not to seek redemption with respect to such shares in connection with any vote to approve a Business Combination (or sell such shares to the Issuer in a tender offer in connection with such a Business Combination) or any amendment to the Certificate of Incorporation prior thereto.

The foregoing summary of certain terms of the Founder Shares Subscription Agreement, the Private Placement Units Purchase Agreement, the Warrant Agreement, the Registration Rights Agreement and the Letter Agreements is not complete and is qualified in its entirety by reference to the full text of the documents, which are incorporated by reference as Exhibits 1-6 to this Schedule 13D.

Except as set forth herein, neither of the Reporting Persons has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review the Reporting Person’s investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of the Class A Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to the Reporting Persons’ investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock or warrants and, alone or with others, pursuing discussions with the management, the board of directors, other stockholders of the Issuer and third parties with regard to their investment in the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) and (b)	As described in Item 4, the Reporting Persons may be deemed the beneficial owner of 7,911,250 shares of Class A Common Stock, consisting of (i) 7,101,250 shares of Class A Common Stock issuable upon conversion of Founder Shares (including 937,500 that are subject to forfeiture) and (ii) 810,000 shares of Class A Common Stock included in the Private Placement Units, in each case directly held by the Reporting Person, representing approximately 24.0% of the outstanding shares of Class A Common Stock (including the shares of Class A Common Stock issuable upon conversion of the Founder Shares). This does not include shares issuable upon exercise of the Private Warrants included in the Private Placement Units, because the Private Warrants are not exercisable within the following 60 days.

The aggregate percentage of Class A Common Stock beneficially owned by the Reporting Persons is calculated based upon 25,810,000 shares of Class A Common Stock outstanding and 7,187,500 shares of Class B Common Stock outstanding, in each case as of March 23, 2021, as reported by the Issuer in its Current Report on Form 8-K, filed by the Issuer with the Securities and Exchange Commission on March 29, 2021.

By virtue of his control of the Sponsor, Mr. Duval has the sole power to (i) vote or direct the voting and (ii) dispose or direct the disposition of all of the shares of Class A Common Stock beneficially owned by the Sponsor.

CUSIP No. 378579 106	SCHEDULE 13D	Page 6 of 7 Pages

(c)	Other than the transactions described in Items 3 and 4 above, the Reporting Person has not effected any transactions in the Class A Common Stock in the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than the agreements described in Item 4 and relationships described in Item 2, as of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

1	Founder Shares Subscription Agreement, dated July 22, 2020, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.6 to the Issuer’s Registration Statement on Form S-1 (File No. 333-253206), filed with the Securities and Exchange Commission on February 17, 2021).

2	Private Placement Units Purchase Agreement, dated March 18, 2021, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 24, 2021).

3	Warrant Agreement, dated March 18, 2021, between the Issuer and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 24, 2021).

4	Registration Rights Agreement, dated March 18, 2021, among the Issuer, the Sponsor and certain other securityholders (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 24, 2021).

5	Letter Agreement, dated March 18, 2021, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.7 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 24, 2021).

6	Letter Agreement, dated March 18, 2021, among the Issuer and each director and executive officer of the Issuer (incorporated by reference to Exhibit 10.8 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 24, 2021).

7	Joint Filing Agreement, dated as of April 6, 2021, among the Reporting Persons.*

8	Power of Attorney for the Sponsor (incorporated by reference to Exhibit 24 to the Form 3 filed by the Sponsor on March 18, 2021).

9	Power of Attorney for Brendan Duval (incorporated by reference to Exhibit 24 to the Form 3 filed by Mr. Duval on March 18, 2021).

*	Filed herewith.

CUSIP No. 378579 106	SCHEDULE 13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 6, 2021

Glenfarne sponsor, LLC
By Glenfarne Infrastructure Holdings, LLC
its Managing Member

By:	/s/ Brendan Duval
	Name:	Brendan Duval
	Title:	Chief Executive Officer

/s/ Brendan Duval
Brendan Duval